EXHIBIT 99.1

Caledonia Mining Corporation Plc: Caledonia declares quarterly dividend

ST HELIER, Jersey, Jan. 02, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that the board of directors of the Company (the “Board”) has declared a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

The relevant dates relating to the dividend are as follows:

· Ex-dividend date VFEX: January 10, 2024
· Ex-dividend date AIM and NYSE: January 11, 2024
· Record date: January 12, 2024
· Payment date: January 26, 2024

Shareholders with a registered address in the UK will be paid in Sterling.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board adopted in 2014. The Board will consider future dividends as appropriate and in line with its prudent approach to risk management.

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)
Adrian Hadden	Tel: +44 207 397 1965
Pearl Kellie	Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker)
Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

Camarco, Financial PR/ IR (UK)
Gordon Poole	Tel: +44 20 3757 4980

3PPB (Financial PR, North America)
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)
Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.